FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 31, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports 2Q2013 Financial Results” dated July 31, 2013.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2013 Results”, dated July 31, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 31, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 2Q2013 Financial Results

Issued by: AU Optronics Corp.
Issued on: July 31, 2013

Hsinchu, Taiwan, July 31, 2013 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited earnings results for the second quarter of 2013(1).

Consolidated revenues in the second quarter of 2013 were NT$112,335 million (US$3,749 million) (2), up 19.2% from the previous quarter. Gross profit was NT$11,515 million (US$384 million), with the gross margin of 10.3%. Operating profit arrived at NT$5,205 million (US$174 million), with the operating margin of 4.6%. AUO’s net income for the second quarter of 2013 was NT$3,982 million (US$133 million). Net income attributable to owners of Company was NT$3,924 million (US$131 million), or a basic EPS of NT$0.43 (3) (US$0.14 per ADR).

For the first half of 2013, AUO reported consolidated revenues of NT$206,579 million (US$6,895 million), with net income of NT$662 million (US$22 million) or a basic EPS of NT$0.08(3) per common share (US$0.03 per ADR).

2Q2013 Result Highlights

AUO’s unaudited consolidated results for the second quarter of 2013 were highlighted as below:

•	Revenue was NT$112,335 million, up 19.2% quarter-over-quarter
•	Net income was NT$3,982 million
•	Basic EPS was NT$0. 43
•	Gross margin was 10.3%
•	Operating margin was 4.6%
•	EBITDA (4) margin was 19.0%

In the second quarter of 2013, shipments for AUO's large-sized panel shipments reached around 30.5 million units, up by 13.2% quarter-over-quarter. Shipments for small and medium-sized panels were around 36.6 million units, up 19.2% quarter-over-quarter.

Looking back to the second quarter, both of AUO’s operating profits and net profits made significant improvements and came back to profitability. Meanwhile, the Company’s EBITDA margin further improved to 19.0%, while days of inventory reduced to 40 days. Other than the continuous breakthroughs in its average sizes for TV panels, AUO’s UHD 4K TV panel shipments at least doubled from the previous quarter. On top of that, after the Company overcame the learning curves for technological transition, the long-term cultivated small and medium-sized panel business has considerably improved its operational efficiency, which started to make contribution to AUO's growth momentum and earnings performance in the second quarter.

Looking into the third quarter, after the end of the energy subsidies program in China, TV brand customers have entered into a period for inventory adjustments. Nevertheless, AUO will focus on product differentiation, increase its average panel sizes and advance product specification, hoping to maintain the Company’s competitiveness and operational performance during market fluctuations. In addition, facing the swift evolutions in PC as well as small and medium-sized panel industries and products, the Company will continuously innovate on product design and help its customers to create product values by offering integrated products and total solutions. For example, the innovative Embedded Touch Panel (eTP) developed by AUO has been adopted by several international brands, and shipments of eTP are expected to take off starting from the third quarter. Going forward, AUO will continue to accumulate its technology capability and provide diversified product offerings, aiming to build up a more balanced customer portfolio.

(1) All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.
(2) Amounts converted by an exchange rate of NTD29.96:USD1 based on Federal Reserve Bank of New York, USA as of June 30, 2013.
(3) AUO issued new ADSs in May 2013. Basic EPS in both 2Q’13 and the first half of 2013 were calculated based on the weighted average outstanding shares of the first half of 2013 (9,069 million shares).
(4) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

#                      #                      #

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 65 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for three consecutive years from 2010 to 2012. AUO generated NT$378.5 billion (US$ 13.03 billion) in sales revenue in 2012. For more information, please visit AUO.com.

2

* 2012 year end revenue converted at an exchange rate of NTD29.05 : USD 1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 15th, 2013.

For more information, please contact:
Gwen Ting	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: gwen.ting@auo.com	yawen.hsiao@auo.com

3

Item 2

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
June 30, 2013 and 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	June 30, 2013			June 30, 2012		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,592	77,653	14.9	82,232	13.7	(4,579)	(5.6)
Notes & Accounts Receivables	1,509	45,216	8.7	52,670	8.8	(7,454)	(14.2)
Other Current Financial Assets	187	5,612	1.1	6,064	1.0	(452)	(7.5)
Inventories	1,396	41,810	8.0	50,847	8.5	(9,036)	(17.8)
Other Current Assets	174	5,202	1.0	10,430	1.7	(5,227)	(50.1)
Total Current Assets	5,858	175,494	33.6	202,242	33.8	(26,748)	(13.2)
Long-term Investments	506	15,174	2.9	16,710	2.8	(1,535)	(9.2)
Net Fixed Assets	9,799	293,578	56.3	342,286	57.2	(48,708)	(14.2)
Other Assets	1,256	37,636	7.2	37,378	6.2	257	0.7
Total Assets	17,419	521,881	100.0	598,616	100.0	(76,735)	(12.8)

LIABILITIES
Short-term Borrowings	86	2,568	0.5	5,408	0.9	(2,840)	(52.5)
Accounts Payable	2,704	81,016	15.5	78,884	13.2	2,132	2.7
Current Installments of Long-term Borrowings	1,747	52,326	10.0	49,774	8.3	2,552	5.1
Current Financial Liabilities	3	100	0.0	49	0.0	51	103.0
Accrued Expense & Other Current Liabilities	950	28,451	5.5	41,651	7.0	(13,200)	(31.7)
Machinery and Equipment Payable	352	10,542	2.0	17,334	2.9	(6,793)	(39.2)
Total Current Liabilities	5,841	175,002	33.5	193,100	32.3	(18,098)	(9.4)

Long-term Borrowings	4,412	132,177	25.3	176,105	29.4	(43,928)	(24.9)
Bonds Payable	704	21,079	4.0	21,878	3.7	(799)	(3.7)
Non Current Financial Liabilities	1	32	0.0	232	0.0	(199)	(86.1)
Other Long-term Liabilities	634	19,001	3.6	12,658	2.1	6,343	50.1
Total Long-term Liabilities	5,751	172,289	33.0	210,872	35.2	(38,583)	(18.3)
Total Liabilities	11,592	347,291	66.5	403,972	67.5	(56,681)	(14.0)

EQUITY
Common Stock	3,212	96,242	18.4	88,270	14.7	7,972	9.0
Capital Surplus	2,019	60,504	11.6	112,478	18.8	(51,974)	(46.2)
Retained Earnings	21	614	0.1	(25,197)	(4.2)	25,811	－
Other Equity	112	3,357	0.6	1,443	0.2	1,914	132.7
Non-Controlling Interests	463	13,873	2.7	17,649	2.9	(3,776)	(21.4)
Total Equity	5,827	174,590	33.5	194,644	32.5	(20,054)	(10.3)
Total Liabilities & Equity	17,419	521,881	100.0	598,616	100.0	(76,735)	(12.8)

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.96 per USD as of June 30, 2013
(3)	Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the Three Months Ended June 30, 2013 and 2012 and March 31, 2013

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2013	% of	2Q 2012	YoY	2Q 2013	% of	1Q 2013	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,749	112,335	100.0	95,189	18.0	3,749	112,335	100.0	94,244	19.2
Cost of Goods Sold	3,365	100,820	89.7	99,301	1.5	3,365	100,820	89.7	89,696	12.4
Gross Profit (Loss)	384	11,515	10.3	(4,113)	－	384	11,515	10.3	4,548	153.2
Operating Expenses	211	6,309	5.6	6,507	(3.0)	211	6,309	5.6	5,910	6.8
Operating Profit (Loss)	174	5,205	4.6	(10,620)	－	174	5,205	4.6	(1,361)	－
Net Non-Operating Expense	(35)	(1,060)	(0.9)	(1,472)	(28.0)	(35)	(1,060)	(0.9)	(1,844)	(42.5)
Profit (Loss) before Income Tax	138	4,145	3.7	(12,092)	－	138	4,145	3.7	(3,205)	－
Income Tax Expense	(5)	(164)	(0.1)	(616)	(73.4)	(5)	(164)	(0.1)	(114)	43.3
Net Profit (Loss)	133	3,982	3.5	(12,708)	－	133	3,982	3.5	(3,320)	－
Other Comprehensive Income	31	939	0.8	192	389.7	31	939	0.8	1,457	(35.6)
Total Comprehensive Income (Loss)	164	4,921	4.4	(12,516)	－	164	4,921	4.4	(1,862)	－
Net Profit (Loss) Attributable to:
Owners of Company	131	3,924	3.5	(12,511)	－	131	3,924	3.5	(3,173)	－
Non-controlling Interests	2	58	0.1	(197)	－	2	58	0.1	(146)	－
Net Profit (Loss)	133	3,982	3.5	(12,708)	－	133	3,982	3.5	(3,320)	－
Total Comprehensive Income (Loss) Attributable to:
Owners of Company	157	4,717	4.2	(12,330)	－	157	4,717	4.2	(1,959)	－
Non-controlling Interests	7	203	0.2	(187)	－	7	203	0.2	97	110.1
Total Comprehensive Income (Loss)	164	4,921	4.4	(12,516)	－	164	4,921	4.4	(1,862)	－
Basic Earnings Per Share	0.01	0.43		(1.42)		0.01	0.43		(0.35)
Basic Earnings Per ADR(3)	0.14	4.33		(14.17)		0.14	4.33		(3.50)
Weighted-Average Shares Outstanding ('M)		9,069		8,827			9,069		9,069

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.96 per USD as of June 30, 2013
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended June 30, 2013 and 2012

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2013		1H 2012
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit(Loss) before Income Taxes	31	940	(26,122)
Depreciation & Amortization	1,096	32,841	39,324
Investment Loss under Equity Method	(11)	(335)	(176)
Changes in Working Capital	(558)	(16,714)	(18,404)
Changes in Others	25	759	(753)
Net Cash Provided(Used) by Operating Activities	584	17,492	(6,131)

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	2	47	291
Acquisition of Property, Plant and Equipment	(451)	(13,512)	(25,796)
Proceeds from Disposal of Property, Plant and Equipment	14	421	38
Acquisition of Equity-Accounted Investees and Financial assets carried at cost	(5)	(141)	(240)
Proceeds from Disposal of Equity-Accounted Investees and Financial assets carried at cost	55	1,646	47
Increase in Other Financial Assets	(0)	(9)	(371)
Increase in Intangible Assets	(7)	(195)	(59)
Increase in Other Assets	(3)	(102)	(7)
Net Cash Used in Investing Activities	(395)	(11,844)	(26,097)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(202)	(6,052)	(2,443)
Decrease in Guarantee Deposits	(5)	(155)	(37)
Increase(Decrease) in Long-term Borrowings and Bonds Payable	(294)	(8,816)	24,628
Issuance of Common Stock for Cash	343	10,281	0
Issuance of Stocks to Non-Controlling Interests and Others	6	168	2,182
Net Cash Provided(Used) by Financing Activities	(153)	(4,575)	24,330

Effect of Exchange Rate Changes on Cash	(3)	(75)	76
Net Increase(Decrease) in Cash and Cash Equivalents	33	997	(7,821)
Cash and Cash Equivalents at Beginning of Period	2,559	76,656	90,053
Cash and Cash Equivalents at End of Period	2,592	77,653	82,232

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.96 per USD as of June 30, 2013